SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment # _____)

Corcept Therapeutics Incorporated

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

218352102

(CUSIP Number)

Hilary Strain

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

(415) 362-4022

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box :.

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))

CUSIP No. 218352102 13D Page 2 of 13 Pages
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta Partners II, Inc.
(2) Check The Appropriate Box If A Member Of A Group (a) [ ] (b) [X]
(3) SEC Use Only
(4) Source Of Funds* AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) : [ ]
(6) Citizenship Or Place Of Organization California
Number Of Shares Beneficially Owned By Each Reporting Person With:	(7) Sole Voting Power -0-
(8) Shared Voting Power 4,150,655
(9) Sole Dispositive Power -0-.
(10) Shared Dispositive Power 4,150,655
(11) Aggregate Amount Beneficially Owned By Each Reporting Person 4,150,655
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]
(13) Percent Of Class Represented By Amount In Row (11) 10.82% (1)
(14) Type Of Reporting Person CO
*SEE INSTRUCTION BEFORE FILLING OUT!
(1) Based on 38,356,763 shares of the Issuer’s Common Stock represented to the Reporting Persons as of August 17, 2007 by the Issuer.

CUSIP No. 218352102 13D Page 3 of 13 Pages
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta BioPharma Partners II, L.P.
(2) Check The Appropriate Box If A Member Of A Group (a) [ ] (b) [X]
(3) SEC Use Only
(4) Source Of Funds* WC
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) : [ ]
(6) Citizenship Or Place Of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With:	(7) Sole Voting Power -0-
(8) Shared Voting Power 4,150,655
(9) Sole Dispositive Power -0-.
(10) Shared Dispositive Power 4,150,655
(11) Aggregate Amount Beneficially Owned By Each Reporting Person 4,150,655
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]
(13) Percent Of Class Represented By Amount In Row (11) 10.82% (1)
(14) Type Of Reporting Person PN
*SEE INSTRUCTION BEFORE FILLING OUT!
(1) Based on 38,356,763 shares of the Issuer’s Common Stock represented to the Reporting Persons as of August 17, 2007 by the Issuer.

CUSIP No. 218352102 13D Page 4 of 13 Pages
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta BioPharma Management II, LLC.
(2) Check The Appropriate Box If A Member Of A Group (a) [ ] (b) [X]
(3) SEC Use Only
(4) Source Of Funds* AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) : [ ]
(6) Citizenship Or Place Of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With:	(7) Sole Voting Power -0-
(8) Shared Voting Power 4,150,655
(9) Sole Dispositive Power -0-.
(10) Shared Dispositive Power 4,150,655
(11) Aggregate Amount Beneficially Owned By Each Reporting Person 4,150,655
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]
(13) Percent Of Class Represented By Amount In Row (11) 10.82% (1)
(14) Type Of Reporting Person OO
*SEE INSTRUCTION BEFORE FILLING OUT!
(1) Based on 38,356,763 shares of the Issuer’s Common Stock represented to the Reporting Persons as of August 17, 2007 by the Issuer.

CUSIP No. 218352102 13D Page 5 of 13 Pages
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta Embarcadero BioPharma Partners II, LLC
(2) Check The Appropriate Box If A Member Of A Group (a) [ ] (b) [X]
(3) SEC Use Only
(4) Source Of Funds* AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) : [ ]
(6) Citizenship Or Place Of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With:	(7) Sole Voting Power -0-
(8) Shared Voting Power 4,150,655
(9) Sole Dispositive Power -0-.
(10) Shared Dispositive Power 4,150,655
(11) Aggregate Amount Beneficially Owned By Each Reporting Person 4,150,655
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]
(13) Percent Of Class Represented By Amount In Row (11) 10.82% (1)
(14) Type Of Reporting Person OO
*SEE INSTRUCTION BEFORE FILLING OUT!
(1) Based on 38,356,763 shares of the Issuer’s Common Stock represented to the Reporting Persons as of August 17, 2007 by the Issuer.

CUSIP No. 218352102 13D Page 6 of 13 Pages
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Farah Champsi
(2) Check The Appropriate Box If A Member Of A Group (a) [ ] (b) [X]
(3) SEC Use Only
(4) Source Of Funds* AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) : [ ]
(6) Citizenship Or Place Of Organization U.S.A.
Number Of Shares Beneficially Owned By Each Reporting Person With:	(7) Sole Voting Power -0-
(8) Shared Voting Power 4,150,655
(9) Sole Dispositive Power -0-.
(10) Shared Dispositive Power 4,150,655
(11) Aggregate Amount Beneficially Owned By Each Reporting Person 4,150,655
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]
(13) Percent Of Class Represented By Amount In Row (11) 10.82% (1)
(14) Type Of Reporting Person IN
*SEE INSTRUCTION BEFORE FILLING OUT!
(1) Based on 38,356,763 shares of the Issuer’s Common Stock represented to the Reporting Persons as of August 17, 2007 by the Issuer.

CUSIP No. 218352102 13D Page 7 of 13 Pages
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Jean Deleage
(2) Check The Appropriate Box If A Member Of A Group (a) [ ] (b) [X]
(3) SEC Use Only
(4) Source Of Funds* AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) : [ ]
(6) Citizenship Or Place Of Organization U.S.A.
Number Of Shares Beneficially Owned By Each Reporting Person With:	(7) Sole Voting Power -0-
(8) Shared Voting Power 4,150,655
(9) Sole Dispositive Power -0-.
(10) Shared Dispositive Power 4,150,655
(11) Aggregate Amount Beneficially Owned By Each Reporting Person 4,150,655
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]
(13) Percent Of Class Represented By Amount In Row (11) 10.82% (1)
(14) Type Of Reporting Person IN
*SEE INSTRUCTION BEFORE FILLING OUT!
(1) Based on 38,356,763 shares of the Issuer’s Common Stock represented to the Reporting Persons as of August 17, 2007 by the Issuer.

.

CUSIP No. 218352102 13D Page 8 of 13 Pages
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alix Marduel
(2) Check The Appropriate Box If A Member Of A Group (a) [ ] (b) [X]
(3) SEC Use Only
(4) Source Of Funds* AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) : [ ]
(6) Citizenship Or Place Of Organization U.S.A.
Number Of Shares Beneficially Owned By Each Reporting Person With:	(7) Sole Voting Power -0-
(8) Shared Voting Power 4,150,655
(9) Sole Dispositive Power -0-.
(10) Shared Dispositive Power 4,150,655
(11) Aggregate Amount Beneficially Owned By Each Reporting Person 4,150,655
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]
(13) Percent Of Class Represented By Amount In Row (11) 10.82% (1)
(14) Type Of Reporting Person IN
*SEE INSTRUCTION BEFORE FILLING OUT!
(1) Based on 38,356,763 shares of the Issuer’s Common Stock represented to the Reporting Persons as of August 17, 2007 by the Issuer.

Item 1.

Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Corcept Therapeutics Incorporated, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 149 Commonwealth Drive, Menlo Park, CA 94025

Item 2.

Identity and Background.

(a)

This Statement is being filed by (i) Alta BioPharma Partners II, L.P., a Delaware limited partnership (“ABPII”), by virtue of it being the record owner of 3,997,378 shares of Common Stock of the Issuer; (ii) Alta Embarcadero BioPharma Partners II, LLC, a California limited liability company (“AEBPII”), by virtue of it being the record holder of 153,277 shares of Common Stock . (iii) Alta BioPharma Management II, LLC, a Delaware limited liability company (“ABPMII”), by virtue of being the sole general partner of ABPII; (iv) Alta Partners II, Inc., a California corporation (“APII”) by virtue of being the management advisory company of ABPII and APMII; and (v) Farah Champsi, Jean Deleage and Alix Marduel (collectively referred to as the “Managing Directors”), the managing directors of ABPMII, the managers of AEBPII, and officers or employees of APII, ABPII, ABPMII and the Managing Directors are sometimes hereinafter collectively referred to as the “Reporting Persons.”

(b)

The principal executive offices of APII, ABPII, AEBPII ABPMII, and the business address of each Managing Director, are located at One Embarcadero Center, Suite 3700, San Francisco, California 94111.

(c)

APII provides investment advisory services to several venture capital funds including ABPII and AEBPII.  ABPII and AEBPII’s principal business is acting as a venture capital investment vehicles.  ABPMII’s principal business is acting as general partner of ABPII.  Each of the Managing Directors’ principal business is acting as a managing director of ABPMII and as an officer or employee of APII.

(d)

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)

APII is a California corporation.  ABPII is a Delaware limited partnership.  ABPMII is a Delaware limited liability company. AEBPII is a California limited liability company. Each of the Managing Directors is a citizen of the United States.

Page 9 of 13 Pages

Item 3.

Source and Amount of Funds or Other Consideration.

On March 30, 2007, the aggregate purchase price of the securities reported hereby was $1,500,000.00. ABPII and AEBPII received the funds used to purchase such securities from capital contributions made to ABPII and AEBPII by its partners and members for investment purposes.

On August 17, 2007, the aggregate purchase price of the securities reported hereby was $2,000,000.10. ABPII and AEBPII received the funds used to purchase such securities from capital contributions made to ABPII and AEBPII by its partners and members for investment purposes. As a result of August 17, 2007 stock purchase, the funds’ ownership became greater than 10%, thus it triggered the filing under Schedule 13-D.

Item 4.

Purpose of Transaction.

On March 30, 2007, the Issuer entered into a Common Stock Purchase Agreement (the “Agreement”) with ABPII and AEBPII, pursuant to which the Issuer agreed to issue to ABPII an aggregate of 1,446,777 shares of Common Stock and to AEBPII an aggregate of 53,223 shares of Common Stock.

On August 17, 2007, the Issuer entered into a Common Stock Purchase Agreement (the “Agreement”) with ABPII and AEBPII, pursuant to which the Issuer agreed to issue to ABPII an aggregate of 918,589 shares of Common Stock and to AEBPII an aggregate of 33,792 shares of Common Stock. As a result of August 17, 2007 stock purchase, the funds’ ownership became greater than 10%, thus it triggered the filing under Schedule 13-D.

Subject to the foregoing, none of the Reporting Person have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to  propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or it subsidiaries, or other transactions which might have the effect of  causing the Common Stock to become eligible for termination of registration under Section 12 (g) of the Securities and Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

The description contained in this Item 4 of the transactions contemplated by the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, copies of which are filed as Exhibits B and C, respectively, to this Schedule 13D and are incorporated by reference herein.

Item 5.

Interest in Securities of the Issuer.

(a)

As of August 17, 2007 ABPII, AEBPII, ABPMII, AP II and each of the Managing Directors beneficially owned 4,150,655 shares of the Issuer’s Common Stock, representing 10.82% of the Issuer’s outstanding common stock. Based on 38,356,763 shares of the Issuer’s Common Stock outstanding represented to the Reporting Persons.

Page 10 of 13 Pages

(b)

ABPII has the power to dispose of and vote 3,997,378 shares of Common Stock, AEBPII has the power to dispose and vote 153,277 shares of Common Stock.  ABPMII, as a general partner of APII, may be deemed to have the power to direct the voting and disposition of the 3,997,378 shares held directly by ABPII and 153,277 shares held by AEBPII. By virtue of its relationships with ABPII, AEBPII and ABPMII may be deemed to share the power to direct the disposition and vote of the 4,150,655 shares of Common Stock held directly by the ABPII and AEBPII. By virtue of their positions as managing directors of ABPMII and managers of AEBPII, and officers or employees of APII, each managing director may be deemed to share the power to direct the disposition and vote of the 3,997,378 shares held directly by ABPII and the 153,277 shares held directly by AEBPII. The managing directors disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

(c)

Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock) beneficially owned by any of the Reporting Persons.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D (including pursuant to the Purchase Agreement) the Reporting Persons are not parties to any other contracts, arrangements, understanding or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or call, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Statement.

Exhibit B: Common Stock Purchase Agreement (incorporated by reference to Exhibit 10 to the Form 8-K filed by the Issuer on August 16, 2007).

Exhibit C: Common Stock Purchase Agreement (incorporated by reference to Exhibit 10 to the Form 8-K filed by the Issuer on March 30, 2007).

Page 11 of 13 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 24, 2007

Alta Partners II, Inc.

By:

/s/ Jean Deleage

Jean Deleage, President

Alta BioPharma Partners II, L.P.

By Alta BioPharma Management II, LLC

By:

Farah Champsi, Managing Director

Alta BioPharma Management II, LLC

By:

Farah Champsi, Managing Director

Alta Embarcadero BioPharma Partners II, LLC

By:

Farah Champsi, Manager

             /s/ Farah Champsi

Farah Champsi

             /s/ Jean Deleage

Jean Deleage

             /s/ Alix Marduel

Alix Marduel

Page 12 of 13 Pages

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: August 24, 2007

Alta Partners II, Inc.

By:

/s/ Jean Deleage

Jean Deleage, President

Alta BioPharma Partners II, L.P.

By Alta BioPharma Management II, LLC

By:

Farah Champsi, Managing Director

Alta BioPharma Management II, LLC

By:

Farah Champsi, Managing Director

Alta Embarcadero BioPharma Partners II, LLC

By:

Farah Champsi, Manager

             /s/ Farah Champsi

Farah Champsi

             /s/ Jean Deleage

Jean Deleage

             /s/ Alix Marduel

Alix Marduel

Page 13 of 13 Pages